Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended		Fiscal Year Ended
	September 28, 2018	September 29, 2017	June 29, 2018	June 30, 2017	July 1, 2016	July 3, 2015	June 27, 2014

	(In millions, except ratios)
Earnings:
Income from continuing operations	$216	$165	$702	$628	$611	$287	$440
Plus: Income taxes	41	63	206	261	273	109	202
Fixed charges	47	43	181	179	188	135	99
Amortization of capitalized interest	—	—	—	—	1	—	—
Less: Interest capitalized during the period	—	—	—	—	—	(2)	(2)
	$304	$271	$1,089	$1,068	$1,073	$529	$739
Fixed Charges:
Interest expense	$44	$41	$170	$172	$183	$130	$94
Plus: Interest capitalized during the period	—	—	—	—	—	2	2
Interest portion of rental expense	3	2	11	7	5	3	3
	$47	$43	$181	$179	$188	$135	$99
Ratio of Earnings to Fixed Charges	6.47	6.30	6.02	5.97	5.71	3.92	7.46